Exhibit 21


                               THE RIVAL COMPANY

                             List of Subsidiaries


Bionaire Corporation

Bionaire France

Bionaire International B.V.

Patton Building Products, Inc.

Patton Electric Company, Inc.

Patton Electric (Hong Kong) Limited

Rival Consumer Sales Corporation

Rival de Mexico, S.A. de C. V.

The Rival Company of Canada, Ltd.

Waverly Products Company, Ltd.